Beard Miller Company LLP
AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE
Certified Public Accountants and Consultants

Allentown ◆ Hanover ◆ Harrisburg
Lancaster ◆ Pittsburgh ◆ Reading ◆ York

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Severn Bancorp, Inc.
Annapolis, Maryland

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Baltimore, Maryland
March 11, 2005

320 East Market Street P.O. Box 625 Harrisburg, PA 17108-0625
Tel. 717-236-1100 ◆ Fax 717-236-2200 ◆ www.beardmiller.com